UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	HPS Corporate Lending Fund

Address of Principal Business Office:	40 West 57th Street, 33rd Floor New York, NY 10019

Telephone Number:	(212) 287-4900

Name and Address of Agent for Service of Process:	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, Delaware 19890

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 10th day of September, 2021.

HPS CORPORATE LENDING FUND

/s/ Dohyun Lee-Silvestri
Name: Dohyun Lee-Silvestri
Title: Chief Financial Officer and Principal Accounting Officer

Attest:	/s/ Tyler Thorn
Name: Tyler Thorn
Title: Assistant Secretary